

Mail Stop 4631

February 25, 2010

Ms. Donna Felch
The Female Health Company
515 N. State Street, Suite 2225
Chicago, IL

> **RE:** **The Female Health Company**
> **Form 10-K for the fiscal year ended September 30, 2009**
> **Filed December 17, 2009**
> **File #1-13602**

Dear Ms. Felch:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended September 30, 2009

Item 1. Business
Strategy, page 7

1. In future filings, please describe your relationship with Hindustan Lifecare Limited in greater detail. Please publicly file any agreements between you and Hindustan Lifecare Limited that are material to your business.

Government Regulation, page 10

2. In future filings, please expand the discussion in the second paragraph to explain what you mean by, "FC2 received PMA as a Class III Medical Device." In doing so, please explain what "PMA" means and explain the significance of this classification.

3. In future filings, please expand the discussion in the third paragraph to state whether the company is in compliance with the conditions of the FDA's approval order relating to the company's sales and distribution of the FC2 products.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18
Liquidity and Sources of Capital, page 24

4. We note your statement on page 25 that you believe your "current cash position is adequate to fund operations . . . in the near future." In future filings, please expand your liquidity discussion to address liquidity on both a long-term and short-term basis. To the extent you can do so, when providing guidance about your liquidity please use more precise periods (e.g., the next 12 months) rather than terms like "in the near future," whose meaning is less clear. Please refer to Item 303(a)(1) of Regulation S-K and Instruction 5 thereto.

5. We note that you have two revolving notes with Heartland Bank. Please revise future filings to discuss the terms and conditions of any significant covenants you are subject to under these notes. In addition, if you are subject to financial covenants, please revise future annual and quarterly filings to present, for the most significant and restrictive covenants, actual ratios and other actual amounts versus the minimum/maximum ratios/amounts required at each reporting date. Such a presentation may allow investors to more easily assess and understand your current status and future ability to meet your covenants. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350

Note 1. Nature of Business and Significant Accounting Policies, page F-7
Accounts receivable and concentration of credit risk, page F-7

6. Please revise future filings to disclose the percentages of sales to significant customers for each period presented. Reference Item 101 of Regulation S-K and ASC 280-10-50-42.

Note 6 - Income Taxes, page F-14

7. With a view toward future disclosure, please provide us a more specific and comprehensive explanation of how you determined changes in your tax valuation allowance during each period presented. Separately address your ability to utilize U.S. and foreign carry-forwards.

Note 13 - Restructuring Costs, page F-23

8. With a view toward future disclosure, please provide us a more specific and comprehensive discussion of the nature of your restructuring costs. In this regard, please clarify your "redundancy" and "other expenses". Reference ASC 420-10-50. Also, please explain to us how you determined the appropriate time period to accrue the restructuring costs that you recorded in FY 2009 and FY 2010.

Item 15. Exhibits and Financial Statement Schedules, page 43

9. We note from your disclosure in the Management's Discussion and Analysis section that your Heartland Bank credit facility represents a potentially important external source of liquidity for you. Please tell us why you have not filed this credit facility as an exhibit to your annual report on Form 10-K. Please note that if this credit facility is a material contract for purposes of Item 601(b)(10) of Regulation S-K, you should file the credit facility, including all of its schedules and exhibits, with your next periodic report or, if you wish, a current report on Form 8-K.

Exhibit 31.1 and Exhibit 31.2

10. We note that you have deleted the language "(the registrant's fourth fiscal quarter in the case of an annual report)" in each of the two certifications required by Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended. In future filings, please use the exact form of the certification specified in Item 601(b)(31) of Regulation S-K. Please refrain from deleting the aforementioned language or making other un-permitted changes to the form of the certification. Generally, the only text within the form of the certification that may be changed is text that is contained within brackets in the form.

Form 10-Q for the quarterly period ended December 31, 2009

Note 1 - Basis of Presentation, Foreign Currency and Change in Functional Currency, page 8

11. We note that you have adopted the U.S. dollar as your functional currency for all of your subsidiaries. Please provide us a specific and comprehensive discussion

regarding the changed facts and circumstances, including how you considered each salient economic factor, in determining the U.S. dollar is the appropriate functional currency. Reference ASC 830-10-55-3.

Note 10 - FC1/FC2 Transition - Restructuring Costs, page 15

12. With a view toward future disclosure, please provide us a more specific and comprehensive explanation of how you determined the amount of the excess capacity costs and the amount of the dilapidation and related expenses disclosed on page 17.

MD&A, Results of Operations, page 29

13. Please revise future annual and quarterly filings to quantify the impact of factors such as volume, pricing and raw material costs on your results, where practicable. For example, please disclose and discuss changes in volumes sold, average selling prices per unit and average cost of sales per unit for each period presented.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding comments on the financial statements and related matters please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, or, in her absence, to the undersigned at (202) 551-3689. Please contact Dorine Miller, Financial Analyst, at (202) 551-3711or, in her absence, Dieter King, Staff Attorney, at (202) 551-3338 with any other questions.

Sincerely,

John Hartz
Senior Assistant Chief Accountant